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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*


                            THE KROLL-O'GARA COMPANY
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   67083U 1 02
                                 (CUSIP Number)

                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-5123
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 1, 1997
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 67083U 10 2

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American International Group, Inc.
         I.R.S. Identification No. 13-2592361
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [  ]

                                                                       (b)  [  ]
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 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

                                       00
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated under the laws of the State of Delaware
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                           7.       SOLE VOTING POWER
  NUMBER OF                             1,444,197
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                                      0
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                               1,444,197
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        1,444,197
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             10.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                                             HC, CO




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Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of THE KROLL-O'GARA COMPANY (the "Company"). The principal executive offices of the Company are located at 9113 LeSaint Drive, Fairfield, Ohio 45014.


Item 2.           Identity and Background.

                  (a) through (c). This statement is being filed by American International Group, Inc., a Delaware corporation ("AIG"). AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

                  Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 16.1%, 3.6% and 2.4%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The names of the directors and executive officers ("Covered Persons") of AIG, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in
Exhibit 1 attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Sullivan, and Tse who are British subjects, and Mr. Cohen, who is a Canadian subject.

                  (d) and (e). During the last five years, none of AIG, SICO, The Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.




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Item 3.           Source and Amount of Funds or Other Consideration.

                  The Common Stock was acquired in connection with the transactions contemplated by and pursuant to the Plan and Agreement to Merge, dated as of August 8, 1997 (the "Merger Agreement"), among The O'Gara Company, an Ohio corporation ("O'Gara"), VDE, Inc., a Delaware corporation and a wholly owned subsidiary of O'Gara ("Newco"), Kroll Holdings, Inc., a Delaware corporation ("Kroll"), and Jules B. Kroll, which provided for, among other things, (i) the merger of Newco into Kroll (the "Merger") and (ii) the amendment and restatement of the Amended and Restated Articles of Incorporation of O'Gara to change the name of O'Gara to "The Kroll-O'Gara Company". Prior to the Merger, AIG owned 23,100 shares of Kroll Class A Common Stock, par value $0.01 per share. Upon the consummation of the Merger on December 1, 1997, the shareholders of Kroll exchanged their shares of Kroll stock for shares of the Common Stock of the Company and Kroll became a wholly owned subsidiary of O'Gara. AIG received 1,444,197 shares of the Common Stock of the Company in exchange for its shares of Kroll stock as a result of the Merger.

Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of the Common Stock as described in Item 3 and Item 5 below, was investment. AIG will continue to review its investment in the Company and, dependent upon its evaluation of market conditions, applicable regulatory requirements, and the Company's business prospects and future developments, may from time to time, determine to increase, decrease or dispose of its equity position in the Company. Such transactions, if any, may be made through purchases or sales in the open market or otherwise.


Item 5.           Interest in Securities of Issuer.

                  (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and Item 13 of the cover page to this Schedule 13D and is based upon the number of shares of Common Stock outstanding on December 1, 1997 as provided to AIG by the Company.

                  (c) AIG and, to the best of its knowledge, each of the Covered Persons have not engaged in any transactions in the Common Stock during the past 60 days other than in connection with the Merger and pursuant to the Merger Agreement.

                  (d)  and (e).  Not applicable.




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Item 6.           Contracts, Arrangements, Understandings or Relationships
                  With Respect to Securities of the Issuer.

                  The information required by this Item 6 is set forth in Items 3 and 4.


Item 7.           Materials to be Filed as Exhibits.

                  (a) List of Directors and Executive Officers of AIG, SICO, The Starr Foundation and Starr.

                  (b)      Merger Agreement.




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 10, 1997


                                        AMERICAN INTERNATIONAL GROUP, INC.



                                        By  /s/  Kathleen E. Shannon
                                          -----------------------------------
                                          Name:  Kathleen E. Shannon
                                          Title: Vice President and Secretary




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                                  EXHIBIT INDEX




Exhibit 1 List of Directors and Executive Officers of AIG, SICO, The Starr Foundation and Starr.



Exhibit 2 Merger Agreement (Incorporated by reference to the Exhibits to the Company's Registration Statement on Form S-4, as amended (Registration No. 333-35845)).




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